October 9, 2019

Robert Davis
Senior Vice President and General Counsel
Glaukos Corporation
229 Avenida Fabricante
San Clemente, California 92672

       Re: Glaukos Corporation
           Registration Statement on Form S-4
           Filed September 17, 2019
           File No. 333-233807

Dear Mr. Davis:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed September 17, 2019

Exclusive Forum, page 261

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to clearly and prominently describe the provision. Describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
 Robert Davis
Glaukos Corporation
October 9, 2019
Page 2
      22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act or Exchange Act.
      Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek, Senior Attorney, at
202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameRobert Davis
                                                             Division of
Corporation Finance
Comapany NameGlaukos Corporation
                                                             Office of
Manufacturing
October 9, 2019 Page 2
cc:       Barbara L. Borden
FirstName LastName